

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 27, 2017

<u>Via E-mail</u>
Patrick W. Keene
Chief Financial Officer and Treasurer
AEI Net Lease Income & Growth Fund XX Limited Partnership
30 East 7th Street, Suite 1300
St. Paul, Minnesota 55101

    **Re:    AEI Net Lease Income & Growth Fund XX Limited Partnership**
                **Form 10-K for the fiscal year ended December 31, 2016**
                **Filed March 30, 2017**
                **File No. 000-23778**

Dear Mr. Keene:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                    Sincerely,

                    /s/ Mark A. Rakip

                    Mark Rakip
                    Staff Accountant
                    Office of Real Estate and
                      Commodities